

SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group



03022399

03 MAY 29 AM 7:21

12 May 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad (Formerly known as Angkasa Marketing Berhad)

We enclose herewith a copy of the General Announcement dated 10 May 2003, Re: Practice Note No. 4/2001 and Practice Note No. 10/2001 - Regularisation of Financial Condition and Level of Operations for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(Formerly known as ANGKASA MARKETING BERHAD)



WONG PHOOI LIN
Secretary



c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 10-05-2003 12:36:10 PM
Reference No SC-030510-94705

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as ANGKASA MARKETING BERHAD)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Practice Note No. 4/2001 and Practice Note No. 10/2001 - Regularisation of Financial Condition and Level of Operations

* **Contents :-**

The Board is pleased to announce that the Company has regularised its financial condition and no longer falls under any of the criteria set out in paragraph 2.0 of the Practice Note No. 4/2001 ("PN4") and the Kuala Lumpur Stock Exchange has by a letter dated 9 May 2003 reclassified the Company from the "PN4 Condition" sector to the "Consumer Products" sector to take effect from 9.00 am on Monday, 12 May 2003.

In addition, the Company has also achieved an adequate level of operations pursuant to Practice Note No. 10/2001 ("PN10") and no longer triggers any of the criteria under paragraph 2.0 of PN10.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as ANGKASA MARKETING BERHAD)


Secretary